VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporate Finance

Securities Exchange Commission

Mail Stop 3561

Washington, DC 20549

December 7, 2017

Re:	BioLife4D Corporation Draft Offering Statement on Form 1-A Submitted August 22, 2017 CIK No. 0001714919

Dear Mr. Reynolds:

Please review the responses on behalf of the Company below.

Dilution, page 36

1.	We have reviewed your response to comment 2; however it does not appear to address our comment. Your disclosure of net tangible book value before the offering of $2,158 appears to be inconsistent with the net tangible book value presented in the June 30, 2017 balance sheet on page FS-5 of $81,830. Please clarify or revise.

We have revised to read $81,830.

__________

1 https://www.fda.gov/NewsEvents/Newsroom/PressAnnouncements/ucm587547.htm Retrieved December 6, 2017

Securities Exchange Commission

Re: BioLife4D Corporation

December 7, 2017

2. We have reviewed your revised disclosure to comment 3. It appears the net tangible book value disclosed for each of the percentage of shares sold is inconsistent with the summation of the net tangible book value before the offering and the net proceeds for each of the percentage of shares sold as disclosed on page 35. Please clarify or revise.

We are unsure of this comment. Upon review, we noticed that page 35 is the Use of Proceeds table. We did make adjustments based on the change to the net tangible book value from $2,158 to $81,830. We hope that these changes satisfy this comment. Please see the worksheet below:

Net Tangible Assets	$49,918,170.00	$37,418,170.00	$24,918,170.00	$12,418,170.00	$4,918,170.00
Offering Expenses	$500,000.00	$500,000.00	$500,000.00	$500,000.00	$500,000.00
Net Tangible	$49,418,170.00	$36,918,170.00	$24,418,170.00	$11,918,170.00	$4,418,170.00
New Shares	5,000,000.00	3,750,000	2,500,000	1,250,000	500,000
Total Shares	15,463,500	14,213,500	12,963,500	11,713,500	10,963,500
Previous Value	$(0.00782	$(0.00782)	$(0.00782)	$(0.00782)	$(0.00782)
Book Value per Share	$3.1958	$2.5974	$1.8836	$1.0175	$0.4030
Increase to Old Shareholders	$3.2036	$2.6052	$1.8914	$1.0253	$0.4108
Change in Value	$6.8042	$7.4026	$8.1164	$8.9825	$9.5970
Percentage Dilution	68.04%	74.03%	81.16%	89.83%	95.97%
Percentage of Outstanding	32.33%	26.38%	19.28%	10.67%	4.56%

Securities Exchange Commission

Re: BioLife4D Corporation

December 7, 2017

2.	See comment 3 from our letter dated September 12, 2017. You disclose you will not begin seeking FDA approval for 36 months. Please revise to summarize the process, including clinical trials and FDA submissions, necessary to receive FDA approval. Please also disclose the anticipated timeline for this FDA process. For example, if you believe the clinical trials and FDA requirements will take years please revise to so state. Also, please discuss the uncertainty regarding regulation of 3D printing of organs and the risks associated with this uncertainty.

Under Description of Business, we made the following changes:

When we do, in fact, attempt to acquire FDA approvals, we do believe that this process could take many years. Therefore, shareholders should not expect that we will generate any revenues for at least five years, if not more.

On December 4, 2017, the FDA released a statement regarding its policies related to 3D bioprinting. The FDA is currently making an effort to provide a comprehensive policy framework to manufacturers and a more efficacious pathway to getting state-of-the-art medical products into the hands of patients and health care providers. The FDA also plans to review the regulatory issues related to the bioprinting of biological, cellular and tissue-based products in order to determine whether additional guidance is needed beyond the recently released regulatory framework on regenerative medicine medical products. The Center for Biologics Evaluation and Research has recently interacted with more than a half-dozen manufacturers who have expressed interest in using 3D printing in some capacity to produce their medical products.1

Compassionate Use Exemption

At the appropriate time, after appropriate lab tests and trials regarding animals are complete, the Company might look to the use of a Compassionate Use Exemption. Compassionate Use Exemption may be used when a patient is faced with a serious or life-threatening disease or condition and has no other options. The compassionate use provision may allow us to test our products on patients where their treating physician believes the device will save the life of the patient or if there is no other alternative.

The compassionate use provision provides a path to accessing investigational devices that have not received FDA approval or clearance for patients for whom the treating physician believes the device may provide a benefit in treating and/or diagnosing their disease or condition. There is no guarantee the FDA will provide us this type of clearance as it is traditionally used for devices. Medical Devices

Securities Exchange Commission

Re: BioLife4D Corporation

December 7, 2017

We believe that our future products will be regulated in the United States similarly as Class III medical devices by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, adherence to good manufacturing practices and maintenance of product complaint records, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are life-sustaining or life-supporting devices. Class III devices require rigorous preclinical and clinical testing prior to their approval and generally require a pre-market approval, or PMA, or a PMA supplement approval by the FDA prior to their sale.

Manufacturers must file an Investigational Device Exemption, or IDE, application if human clinical studies of a device are required and if the FDA considers investigational use of the device to represent significant risk to the patient. The IDE application must be supported by data, typically including the results of animal and nonclinical laboratory testing of the device. The animal and nonclinical laboratory testing must meet the FDA’s good laboratory practice requirements. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional review board to ensure the protection of patients’ rights.

Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA or PMA supplement application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as testing and literature to establish the safety and effectiveness of the device. PMA approval may be conditioned upon the conduct of certain post-approval studies, such as long-term follow-up studies.

As an alternative to the PMA approval process, manufacturers may apply for a Humanitarian Use Device, or HUD, designation and a corresponding HDE. An HUD is a designation for a medical device intended to benefit patients in the treatment or diagnosis of a disease or condition that affects or is manifested in fewer than 4,000 individuals in the United States per year. An applicant for an HUD designation must provide documentation that the device meets the criteria of an HUD as well as provide a description of the disease or condition the device is meant to treat, along with proposed indications and the reasons why the device is needed for its intended population. Once an HUD designation is obtained for the device, the device can be submitted for an HDE. An HDE application is similar to an application for a PMA, but is exempt from the effectiveness requirements of a PMA. Instead, the FDA must determine that the device does not expose patients to an unreasonable or significant risk of illness or injury, and that the probable benefit to health outweighs the risk of injury or illness from its use, taking into account the probable risks and benefits of currently available devices or alternative forms of treatment. “Reasonably obtainable” clinical data are required to support an HDE application. These data may be obtained from the clinical use of the device for a different HDE-approved indication or from a clinical study of the HUD designated device. If the clinical data are available from the clinical use of the device for a different indication, the HDE can be granted without an IDE. If clinical data are to be obtained from a clinical study of the HUD designated device, an IDE application is required to request approval for the clinical study. When the clinical study is completed, the company can submit an HDE application for approval to market the device as an HUD.

Obtaining an HDE designation allows the manufacturer to market the device as an HUD up to a maximum of 4,000 patients in the United States per year. However, before a facility is permitted to use an HDE-approved device, other than for emergency use, it must receive approval from its applicable Institutional Review Board, or IRB. This could limit the number of patients eligible to receive an HDE-approved device each year. The device manufacturer is responsible for ensuring that an HDE-approved device is administered only in facilities having an IRB constituted and acting in accordance with the FDA’s regulations governing IRBs, including continuing review of use of the device.

Also, unless an HDE-approved device satisfies certain eligibility criteria, it cannot be sold for an amount that exceeds the costs of research and development, fabrication, and distribution of the device. In order to be sold at a price in excess of these costs, the HDE-approved device must satisfy one of the following criteria, which we refer to as the HDE Eligibility Criteria:

•

The device is intended for the treatment or diagnosis of a disease or condition that occurs in pediatric patients or in a pediatric subpopulation, and such device is labeled for use in pediatric patients or in a pediatric subpopulation in which the disease or condition occurs; or

•

The device is intended for the treatment or diagnosis of a disease or condition that does not occur in pediatric patients, or that occurs in pediatric patients in such numbers that the development of the device for such patients is impossible, highly impracticable or unsafe.

Securities Exchange Commission

Re: BioLife4D Corporation

December 7, 2017

We believe that FDA regulations will require us to register as a medical device manufacturer with the FDA. Because of this, the FDA will most likely inspect us on a routine basis for compliance with the Quality System Regulation, or QSR. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facility. Further, the FDA most likely will require us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing applications for new products or modifications to existing products;

•	mandatory product recalls;

•	withdrawing approvals that have already been granted; and

•	criminal prosecution.

The Medical Device Reporting laws and regulations require us to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

We will also subject to other federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory, and manufacturing practices.

We also made the following adjustments to the Risk Factors section of the Form 1-A.

The Regulatory Approval Processes Of The FDA, Other Regulatory Bodies And Similar Foreign Authorities Is Lengthy, Time Consuming And Inherently Unpredictable

The Company believes its products and services will require FDA and/or other regulatory approval in the future for some or all of our products or services. However, we do not believe that this process will take place for three years. At that time, we will be unsure of what the process will be as there is no definitive process for review and approval of 3D bioprinted devices or tissues. The regulatory approval processes of the FDA, other regulatory bodies and similar foreign authorities could be lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our products and services, our business will be substantially harmed.

Securities Exchange Commission

Re: BioLife4D Corporation

December 7, 2017

We believe our future products may be regulated under Medical Devices under the FDA. This type of regulation presents many risks.

We currently do not have any devices regulated by the FDA, but believe that our future products will be regulated under medical device reporting and will be subject to those laws and regulations. The Medical Device Reporting laws and regulations require us to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

There are currently no definitive regulatory requirement for the sale or use of 3D tissues. The regulatory environment is full of uncertainty.

Therapeutic tissues and other regenerative medicine products are subject to an extensive, lengthy and uncertain regulatory approval process by the FDA and comparable agencies in other countries. The regulation of new products is extensive, and the required process of laboratory testing and human studies is lengthy and expensive. The resource investment of time, staff and expense to satisfy these regulations will fall on us for the products we are developing. We may not be able to obtain FDA approvals for those products in a timely manner, or at all. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals or licenses. Even if we obtain FDA regulatory approvals, the FDA extensively regulates manufacturing, labeling, distributing, marketing, promotion and advertising after product approval. Moreover, several of our product development areas may involve relatively new technology and have not been the subject of extensive product testing in humans. The regulatory requirements governing these products and related clinical procedures remain uncertain and the products themselves may be subject to substantial review by the FDA and/or foreign governmental regulatory authorities that could prevent or delay approval of these products and procedures. Regulatory requirements ultimately imposed on our products could limit our ability to test, manufacture and, ultimately, commercialize our products and thereby could adversely affect our financial condition and results of operations.

I am available by phone or email to discuss the Offering Circular or comments herein.

Thank you for your time and attention.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel